800 Nicollet Mall
Minneapolis, MN 55402
May 18, 2010
Ms. Angela Connell
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20002

RE:	U.S. Bancorp Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-06880
Dear Ms. Connell:
Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated May 6, 2010, regarding the above-referenced document.
The Staff’s comments, indicated in bold, are followed by the Company’s responses.
1.	Please tell us and revise your future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc.) and discuss your success with the different types of concessions.

The Company’s restructured loan disclosures on page 41 provide an overview of the various retail modification programs the Company has in place, and the general context under which the Company restructures both retail and commercial loans. The predominant strategies the Company uses to modify loans are a reduction to the interest rate and/or an extension to the payment terms, though modifications may also include principal forgiveness or forbearance. Most modifications are determined on a case by case basis and the measurement of success for each modification is unique to each borrower. However, the Company routinely reviews and monitors the volume of modifications made under the retail programs and the payment performance under each restructured loan program to evaluate the general success of the various programs and the best strategy to employ in future restructurings.

At December 31, 2009, the Company’s outstanding loan balances included approximately $1,300 million in residential mortgage loans restructured under its consumer finance division program, $22 million restructured under the HAMP program and $1,017 million restructured according to residential modification provisions in the Downey, PFF and FBOP loss sharing agreements with the FDIC. The Company also had approximately $759 million of outstanding credit card receivable
usbank.com

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

balances restructured under programs that primarily reduce interest rates, waive interest payments and/or include payment deferrals.
A summary of restructured loans by loan type, including the delinquency status for restructured loans that continue to accrue interest, is summarized in the table below. In future filings, the Company will expand its restructured loan disclosures included in Management’s Discussion and Analysis to include similar information.

Restructured Loans
(excluding covered loans)
December 31, 2009	Total
(Dollars in Millions)	Restructured	As a percent of total restructured loans
Loan Type	Loans	30-89 DPD	90+ DPD	Nonperforming

Commercial	$215	6.3%	4.5%	58.9	%(a)
Commercial real estate	190	—	—	41.9	(b)
Residential mortgages	1,479	15.3	27.1	8.5
Credit card	759	12.4	12.0	18.7	(c)
Other retail	127	11.7	6.9	14.5

Total	$2,770	12.6%	18.4%	17.8%

(a)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0%.

(b)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).

(c)	Represents credit cards with a modified rate equal to 0%.
2.	As a related matter, please tell us whether you have any modified loans that are not classified and accounted for as TDRs. If so, please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

The Company has modified loans in the routine course of business that are not classified and accounted for as troubled debt restructurings (TDRs):
•	As disclosed on page 41 (and further clarified on page 11 of the Company’s Quarterly Report on Form 10-Q for the first quarter of 2010), modifications of acquired loans that were determined to be credit impaired as of the acquisition date and are accounted for in pools are not considered restructured loans in accordance with applicable accounting guidance.

•	The Company also modifies loans with some commercial borrowers at rates and terms that are consistent with current market rates and terms given to new borrowers where no economic concessions are granted. Because these loans are at current market terms, they are not considered TDRs. The Company evaluates the terms of these loans by comparison to newly originated loans of similar credit quality, current market conditions, and through discussion with loan officers and credit approvers.

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

•	Loan modifications also include extensions and deferrals that are less than 12 months in duration. These primarily include residential real estate loans where the deferrals or extensions are less than 3 months, credit cards where the deferrals are less than 12 months, and commercial loans where the extensions are less than 12 months. These modifications are considered an insignificant delay in payment and do not materially impact the economic return on the loan, and are therefore not considered TDRs.
3.	We note your disclosure that nonaccrual loans that are restructured generally remain on nonaccrual for a period of six months to demonstrate that a borrower can meet the restructured terms, but that there are certain situations where the loan may be returned to accrual status at the time of restructuring or after a shorter performance period. Please tell us and revise your future filings to disclose more specifically the situations where a loan may be returned to accrual status at the time of restructuring or after a shorter performance period than six months. Please quantify the restructured loans returned to accrual status prior to a period of six months in buckets that provide a greater level of detail (such as, at the time of restructuring, after 1-30 days, after 31-90 days, after 91-180 days).

The Company has not returned a material amount of loans to accrual status less than six months after the restructuring date. The Company’s policy allows for loans to be returned to accrual status prior to six months in instances where none of the principal and interest is past due, the prospect for future payment is no longer in doubt, and the loan becomes well secured and in the process of collection. Similarly, the Company may consider the borrower’s payment performance prior to the restructuring in determining whether the six month timeframe has been met to return a loan to accrual status. In practice, these situations are infrequent. In most situations, the loan is returned to accrual status only after completion of a performance period ending six months after the restructuring date.

In future filings, the Company will modify its accounting policy disclosure to clarify that loans are rarely returned to accrual status before completion of a performance period ending six months after the restructuring date. The Company will disclose the amount of modified loans in accrual status prior to six months post-modification if the aggregate carrying amount of such loans is material.

4.	Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:
▪	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

▪	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

▪	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

▪	Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

▪	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

▪	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.
At December 31, 2009, the Company has no material existing balances related to loans restructured into multiple loans (e.g. A note/B note structures). The Company has infrequently restructured CRE loans into multiple loans using an A note/B note structure, particularly in the current environment where there is uncertainty about commercial real estate collateral values and difficulty in determining an optimal restructure using multiple notes. Notwithstanding the rare use of these types of structures, the Company has used this strategy in limited circumstances where the arrangement aligns with the business objective of maximizing the collectability of the original loan balance. The benefit to the Company is ultimately to hold a performing loan. In doing so, the Company would structure the A note at current market terms using customary underwriting standards. The A note would be classified as a TDR and the B note would generally be charged off immediately. The A note may be removed from TDR classification if it performs under the modified terms and returned to accrual status after demonstrating the ability to repay, which is generally based on six months of payment performance. In future filings, the Company will modify its disclosures to indicate that it rarely enters into these types of structures.

5.	Please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

Due to declines in the value of certain real estate markets, the importance of sponsor guarantees has increased, particularly for commercial real estate construction loans. In some cases, the existence of a guarantee may be the primary factor for concluding that the loan is not impaired. While the significance of guarantees has increased, the amount of loans for which the Company places principal reliance on a guarantor is not material.
▪	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

The Company may extend the maturity date if it believes the guarantor has the willingness and the ability to support the loan for an extended period. The original terms could change in many ways. The maturity date may be extended, more frequent and extensive reporting may be required by the guarantor, and performance measurement reporting would generally be required on the project. Loans where the Company places reliance on guarantors are not considered collateral-dependent loans as repayment is not expected solely from the underlying collateral.

▪	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

Generally, commercial loan extensions that have occurred at or near maturity on loans with guarantees have been at a higher rate even if there is a strong guarantor. The Company’s evaluation of whether or not an extended loan is a TDR follows our normal process for determination of TDRs, regardless of whether there is a guarantor or not. Generally, if the loan’s modified terms are comparable to market terms for a newly originated loan with similar credit quality and no economic concessions are granted, the loan extension is not a TDR.

▪	In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

The Company reviews the financial wherewithal of a guarantor as a part of the normal credit underwriting process. The Company reviews the most recent available tax returns, financial statements, property reports, and verifies the guarantor’s liquidity. As a part of this review, the Company places a significant amount of focus on assessing the guarantor’s contingent liabilities. The review is performed at a minimum annually. The Company uses the most current information that can be obtained from the borrower, and if the information is not considered current, no reliance is placed on the guarantor.

▪	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

The number of times the Company has sought performance under guarantees and the extent of success is not separately tracked as it is just one aspect of the Company’s overall loss mitigation and loan work out processes and often is not the only source of recovery on an impaired loan. Guarantors are subject to a case by case evaluation in the relationship management process. The Company does take legal action, if necessary, and the decision to pursue the guarantor is also assessed on a case by case basis. An evaluation of the financial wherewithal of a guarantor is a major factor contributing to the pursuit of a guarantor and our assessment of whether or not they can support the debt.

▪	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

At March 31, 2010, less than one-tenth of one percent of the Company’s assets were considered not impaired as a result of the existence of guarantees, even though the carrying value of the loan was is in excess of the most recent appraised value of the collateral.

In future filings, the Company will disclose the total amount of loans for which reliance on a guarantor is the primary consideration in determining a loan is not impaired if the aggregate carrying amount of such loans is material.
6.	We note your disclosure on page 76 that certain retail loans (including revolving consumer lines, credit cards and certain closed-end consumer loans) are generally not classified as nonperforming. Given that these types of loans are never classified as nonperforming, tell us why you include the allowance allocated to these types of loans in the calculation of your allowance to nonperforming loan ratios. In this regard, we note from your disclosure in Table

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

17 on page 47 that approximately $2.4 billion of your allowance for loan and losses at December 31, 2009 is allocated to your retail loan portfolio. We note that if the allowance to nonperforming loan ratios were revised to exclude the allowance for loan and lease items which are never included as nonperforming, the ratios would be significantly different. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator.

As background information, these types of retail loans may become nonperforming, but generally do not because charge-off is required for most in accordance with regulatory guidelines. The Company’s current allowance to nonperforming loan ratio disclosure provides the most meaningful information to financial statement users because the Company’s disclosure is consistent with others in the financial services industry which allows for comparability. As disclosed on page 48, the Company considers the entire allowance for credit losses to be available for the entire loan portfolio. This is consistent with the Comptroller of the Currency’s Allowance for Loan and Lease Losses Handbook which states that the allowance is a “reserve available to absorb all credit losses in the portfolio.” Though certain retail loan types are charged off when six months past due (revolving consumer lines and credit cards) or 120 days past due (closed-end consumer loans other than loans secured by 1-4 family properties), there typically are some balances related to these loan types included in nonperforming loans, primarily restructured loans, as shown on page 43. For these reasons, the Company believes its current presentation of the allowance to nonperforming loans ratios provides the most meaningful and comparable presentation for financial statement users. In future filings the Company will include a footnote to the table regarding the amount of the allowance that is attributed to retail loans.

7.	We note your disclosure on page 81 that you intend to deconsolidate approximately $106 million of assets of previously consolidated entities upon the adoption of SFAS 166 and 167 (ASC 810 and 860). Please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to the entity and b) the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity. Additionally, please tell us whether you have used similar logic in not consolidating certain other structures upon the adoption of the new consolidation guidance.

As a point of reference, the amount of assets deconsolidated by the Company represents less than one-tenth of one percent of the assets and equity of the Company. The Company participates in certain community development activities and may invest in related entities. Upon adoption of SFAS 166 and 167 (ASC 860 and 810), the Company deconsolidated assets and liabilities of previously consolidated entities. Under the previous accounting guidance, the Company concluded it was the primary beneficiary of these entities because it had the majority of the variability in expected losses through its role as both a leverage lender and an equity investor. The third party general partners/managing members of these entities have responsibility for the substantive day to day management and decision-making for the entities and the related underlying investments, which are the activities that most significantly impact the entities’ economic performance. Additionally, the Company does not have unilateral kick-out rights with respect to the general partners/managing members of these entities nor participating rights which could be interpreted as providing the Company with the power to direct the activities of the entity. As a result, under ASC 810, the

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

Company determined it does not have a controlling financial interest because it does not have the power to direct the activities of the entity that most significantly impact its economic performance. The deconsolidation of these entities resulted in an $84 million decrease in assets and $77 million decrease in liabilities.

The Company also re-evaluated its involvement with tax credit investment entities it had not previously consolidated. Many of those entities have similar structures with respect to power and kick-out rights, but were not previously consolidated because the Company did not have a majority of the variability in expected losses or residual returns. As a result, the Company concluded under ASC 810 it does not have the power to direct the activities of the entity which most significantly impact the economic performance of the entity and therefore these entities continue to not be consolidated.

The Company’s involvement with other VIE structures which it has not consolidated is very limited and primarily includes mutual funds where the Company is the asset manager, however, these are exempt from consolidation under the special indefinite deferral provisions related to investment companies. The Company’s involvement with Freddie Mac, Fannie Mae and Ginnie Mae (collectively the “GSEs”) related VIEs is limited to normal servicing arrangements. The Company has no asset securitizations or similar asset-backed financing arrangements that it sponsored/executed that are off balance sheet. The Company does hold certain securities within its investment portfolio that were issued from securitizations or asset-backed arrangements sponsored/executed by third parties. The Company does not consolidate any of these entities, as it does not have the power to direct the activities of the entity that most significantly impacts its economic performance.

8.	We note from your disclosures that you account for credit deterioration after the date of acquisition on covered assets by recording an allowance for loan losses net of expected reimbursement from the FDIC under the loss sharing agreements. We believe that consistent with the guidance in SAB Topic 11N the allowance for loan losses should be determined on a gross basis (i.e., not considering the loss sharing agreements) and that the expected reimbursements from the FDIC should be accounted for separately. Please revise your accounting policy and disclosure in future filings as necessary and tell us whether the impact of recording the allowance on a net versus gross basis would have a material impact on any periods presented.

The Company considered the guidance in SAB Topic 11N, EITF 88-19 (for transactions prior to 1/1/09) and SFAS 141R (for transactions on or after 1/1/09) in developing its accounting policy and related disclosures for loans covered by loss sharing agreements with the FDIC. As discussed in Note 3 to the financial statements, the Company has loss sharing agreements related to acquisitions that occurred in 2008 (subject to EITF 88-19) and 2009 (subject to SFAS 141R). The Company has disclosed the impact of the loss sharing agreements and its policy related to recognition of the impact of the agreements on credit losses from the related loans. When considering the entirety of the Company’s financial reporting, including the notes to the financial statements, the Company believes it has complied with the SEC and GAAP requirements and objectives, by providing users with sufficient information to assess the impact of the regulatory assistance. Because of the preponderance of statistical measures associated with the allowance for credit losses in the Company’s disclosures, and the use of similar measures by many investors, the Company believes including amounts in the allowance for loan losses which do not represent credit exposure to the Company would be misleading to investors.

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

The Company notes that EITF 88-19 includes discussion of acceptable alternative presentations and that “The SEC staff will not object to an alternative method of displaying the impact of regulatory assistance provided that method meets the staff’s overall objective.” EITF 88-19 discusses balance sheet and income statement presentation, but does not specify requirements for the allowance for loan losses (i.e., gross or net of FDIC coverage) for subsequent deterioration in the credit quality of covered acquired loans. As a result, the Company considered its current policy and industry practice with respect to evaluating guarantees from the government on other loans and concluded the Company should consider the benefit of federal government guarantees in the determination of the allowance for loan losses.

Consistent with this policy and practice, the Company records provision for loan losses on FDIC covered loans for the net exposure to the Company with a related increase to the allowance for loan losses on the balance sheet. The Company records an asset for Losses Reimbursable by the FDIC and reports the reimbursement asset with the related loans on the balance sheet. The gross carrying value of the related loans (before the allowance for loan losses) and the reimbursement asset move inversely for any credit changes that merely represent a change in the source of payment on the loan (FDIC vs. customer) and are not a reduction in the total amount expected to be collected by the Company under the loan and the related guarantee. The disclosures in Note 6 to the financial statements provide users with the composition of “covered assets” including Losses Reimbursable by the FDIC, which allows users to fully assess the credit impacts of the FDIC assistance, as required by SAB Topic 11N and EITF 88-19.

In determining the Company’s accounting policy for the allowance for covered loans, management also considered the SFAS 141R accounting guidance for indemnification assets recorded in connection with business combination transactions occurring on or after 1/1/09. SFAS 141R provides only limited guidance in paragraph 64 and basically requires the indemnification asset to move in tandem with the underlying indemnified asset but does not address income statement or allowance recognition or presentation. Paragraph 64 states “At each subsequent reporting date, the acquirer shall measure an indemnification asset that was recognized in accordance with paragraphs 29 and 30 at the acquisition date on the same basis as the indemnified liability or asset, subject to any contractual limitations on its amount and, for an indemnification asset that is not subsequently measured at its fair value, management’s assessment of the collectibility of the indemnification asset. The acquirer shall derecognize the indemnification asset only when it collects the asset, sells it, or otherwise loses the right to it.” The Company believes that when expectations of collectibility from the customer change, an increase or decrease in the allowance should only be recorded for the portion of the deterioration or improvement that is expected to be realized by the Company with the remainder of the change reflected as a reclassification between loans and Losses Reimbursable by the FDIC.

The Company believes its net presentation method for both deterioration in credit risk (provision for loan losses) and improvement in credit risk (recoveries) properly reflects the change in the Company’s exposure to credit risk on the acquired loans covered by FDIC loss sharing agreements and is therefore the most meaningful presentation to the users of the financial statements. A gross presentation method will mislead users of the financial statements and preclude comparability to other institutions that may or may not have FDIC assistance. A gross presentation method would overstate the Company’s exposure to credit risk by showing significant changes in provision and the allowance and cause volatility in the reported provision for loan losses, loan loss recoveries, and ending balance of the allowance for loan loss in periods when management’s estimates of losses on the loans and the related Losses Reimbursable by the FDIC change, even though the Company’s exposure to credit risk

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

has not changed. That result would be inconsistent with the fact that the actual credit exposure to the Company on these loans is not volatile due to the coverage provided under the terms of the loss sharing agreements. A gross presentation method would also overstate allowance coverage ratios (such as allowance for loan losses as a percentage of loans outstanding).

Because the covered assets have not materially deteriorated in credit quality since acquisition, the Company disclosed in Note 6 that “There has not been any significant credit deterioration since the respective acquisition dates”, rather than specifying the periodic benefit from the FDIC coverage on the face of the income statement. The net benefit of FDIC coverage for credit deterioration subsequent to acquisition was less than 2.5% of the Company’s provision for credit losses and allowance for loan losses for the year ended December 31, 2009. The table below shows the FDIC coverage benefit in each of the four quarters of 2009 and for the full years 2009 and 2008.

Periodic benefit (cost) of loss coverage agreements with the FDIC recorded as an offset to provision for loan losses:

($ in millions)

	1Q2009	2Q2009	3Q2009	4Q2009	FY2009	FY2008
Benefit (cost) recorded in Provision	$320	$(70)	$(34)	$(94)	$122	$—

Total Provision	1,318	1,395	1,456	1,388	5,557	3,096
% of Provision	24.3%	(5.0%)	(2.3%)	(6.8%)	2.2%	n/a

Total Allowance	3,947	4,377	4,825	5,079	5,079	3,514
% of Allowance	8.1%	(1.6%)	(0.7%)	(1.9%)	2.4%	n/a
In future filings, in addition to the current disclosure of the Losses Reimbursable by the FDIC at the end of the reporting period, the Company will separately disclose, if material, the net benefit (cost) recorded as an offset to provision during the reporting period as a result of the FDIC coverage.

9.	We note that you sell certain loans in the secondary market. Please tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE’s, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:
▪	The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract;

▪	Discuss the level of allowances established and related to these repurchase requests and how and where they are classified in the financial statements;

▪	Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim;

▪	Discuss your methods of settling the claims under the agreements. Specifically, tell us

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on our nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type; and

▪	Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.
The Company has historically not experienced sizable repurchases and/or losses under representation and warranty clauses. Between 1999 and 2008, the Company repurchased an aggregate of $124 million of loans and had total actual losses of $8 million during the ten year period. As a point of reference, the Company originated over $55 billion of new mortgages during 2009. During 2009, the Company repurchased $90 million in loans and actual losses were $18 million. The Company increased its recorded liability in 2009 reflecting the increase in loss experience. The Company’s recorded liability for losses on representations and warranties was $72 million at December 31, 2009, compared with $12 million at December 31, 2008.

The Company sells mortgage loans into the secondary markets on a recurring basis. Virtually all the Company’s mortgage loans are sold through programs with GSEs, with the bulk (generally over 75%) sold to Freddie Mac; a very small percentage of loan sales are to private whole loan investors. The Company has not executed any private label mortgage loan securitizations, and therefore does not have representation and warranty buy-back exposure to monoline insurers.

As part of the Company’s mortgage loan sales, the Company provides customary representations and warranties under the GSE programs. These representation and warranty clauses generally require the Company to repurchase assets if it is subsequently determined that, at the time of sale, a loan did not meet specified criteria or the loan is determined to have a defect (e.g. incomplete loan file, deficient appraisal, subsequent rescission of mortgage insurance, etc.). Under the sale agreements, the Company generally has a stated period of time to cure a representation and warranty breach. If the Company is unable to cure or refute a repurchase request, the Company typically is obligated to repurchase the respective loan at its par value plus accrued unpaid interest, or if the defect is discovered subsequent to foreclosure, provide a make-whole payment to the counterparty for losses. Less frequently, the Company may choose to indemnify for losses, in lieu of actual repurchase. The Company has not made any broad settlement of representation and warranty exposure with any particular counterparty. On average, the Company has experienced an approximate forty percent success rate in refuting counterparty repurchase requests.

While credit events such as fraud may trigger representation and warranty repurchases, repurchases are primarily the result of events such as ineligibility, document defects, or other comparable items that are not indicative of any specific credit issue. As a result, the Company has experienced limited losses on repurchased loans. Further, because the loans are collateralized by real estate, any losses on repurchased loans are generally less than the loans’ outstanding balances.

The Company establishes a reserve for its best estimate of losses that will result from anticipated representation and warranty repurchases, which is carried as a separate liability on the balance sheet within other liabilities. Additions to the reserve occur at the time mortgage loans are sold and if necessary on a periodic basis when the reserve is reviewed and updated. The reserve is based predominantly on the Company’s observed repurchase and loss trends, but considers other quantitative and qualitative factors such as vintage performance, underwriting changes,

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

macroeconomic trends, and other factors that may result in anticipated losses deviating from historical loss trends.

There are various factors that have increased the repurchase requests and actual losses on repurchases. The Company’s mortgage production and sale volume have consistently increased in recent years. Also, for a period of time prior to 2008, the Company originated (at relatively low volumes) certain products that were subsequently determined to have higher likelihood of repurchase requests, such Alt-A and limited-documentation loans. Additionally, our counterparties have experienced deterioration in financial performance, and as a result, have been more actively pursuing repurchases as part of their loss mitigation efforts in recent years. And, the economic recession and deterioration in home prices have increased the probability of default and the severity of loss on the repurchased assets.

Representation and warranty clauses generally do not include sunset provisions, therefore there is not a specific end date for a particular vintage exposure. However, due to the nature of representation and warranties, defects typically will be identified and repurchased within the first two to three years of sale date. During 2009, the majority of repurchase requests received were 2007 and 2008 vintages. During 2008, the Company’s underwriting criteria tightened, and it ceased origination of certain products that had a higher propensity for repurchase requests. Additionally, the GSEs have taken certain actions to change industry practices, such as implementing certain rules to enhance the independence of appraisers and enhancing prefunding fraud detection. These changes are anticipated to decrease the level of repurchase requests for subsequent loan vintages.

In future filings, the Company will include the following additional disclosure within the “Guarantees and Contingent Liabilities” note:
“As part of the Company’s mortgage loan sales to government-sponsored entities, the Company provides market customary representations and warranties to buyers. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that, at the time of sale, a loan did not meet specified loan criteria or the loan is determined to have a defect. If the Company is unable to cure or refute a repurchase request, the Company typically is obligated to repurchase the respective loan at its par value plus accrued unpaid interest, or otherwise reimburse the counterparty for losses.

Representations and warranties expose the Company to exposure on loans that are repurchased. The Company establishes a reserve for its best estimate of losses that will result from anticipated representation and warranty repurchases, which is carried as a liability on the balance sheet and reported in other liabilities. Additions to the reserve occur at the time mortgage loans are sold and if necessary on a periodic basis when the reserve is reviewed and updated. The reserve is based predominantly on the Company’s observed repurchase and loss trends, but also considers other quantitative and qualitative factors such as vintage performance, underwriting changes, macroeconomic trends, or other factors that may result in anticipated losses deviating from historical loss trends. The Company’s reserve for representation and warranties was $X million at [insert balance sheet date], and $X million at [insert balance sheet date]”
10.	We note your disclosure beginning on page 119 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made
ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

The Company has not historically incurred legal judgments or settlements that were material to its financial condition or results of operation, other than the Visa-related matters discussed below. Additionally, the Company does not have any pending litigation matters that have a more than remote likelihood of a material outcome, other than those discussed below. The Company’s disclosures addressed the only significant litigation matters in which the Company was involved including the “Visa Restructuring and Card Association Litigation”, “Patent Infringement Litigation”, and “Other.”

The “Visa Restructuring and Card Association Litigation” relates to the recognition under FASB Interpretation No. 45 of the contingent obligation to indemnify Visa Inc. for potential litigation-related losses. It does not concern litigation against the Company, but instead relates to an indemnity for potential losses. The Company believes its disclosures related to this matter are in conformity with guidance received from SEC accounting staff on November 7 and December 18, 2007 regarding these matters, and are sufficient for investors to understand the scope of the indemnification.

With respect to the “Patent Infringement Litigation”, the Company disclosed the nature of the matter and plaintiff’s claims. The Company believed, based on the evidence at the reporting date, the claims were without merit and the loss exposure was not significant. Recognizing the uncertainty of a trial, the Company accrued its best estimate of the probable loss at December 31, 2009, which was not a material amount. Subsequent to filing the 2009 Annual Report, the trial court issued a judgment in favor of the plaintiff in an amount that was slightly below the amount the Company had previously accrued, and substantially below the amount the plaintiff had sought, as the Company expected. The Company believes the disclosures made related to this matter were appropriate.

The Company has various other ongoing litigation matters arising from the normal course of its business. These matters generally relate to customer contracts and employee wage and hour matters. Historically, the Company has been able to settle or litigate these types of matters without a material impact to its financial condition or results of operations. Most of these matters are in the early stages of the legal process, and for many the plaintiffs have not yet quantified their assertion of damages. As a result the Company is not always able to determine the range of possible losses, but based on the

Ms. Angela Connell, Securities and Exchange Commission
May 18, 2010

nature of the claims and the Company’s historical experience with similar matters, the Company does not believe the likely losses will be material and included a statement in its disclosures to that effect.
The Company will continue to report material litigation matters in its future filings, and, where the range of possible loss is material will include such disclosure.
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The Company hereby acknowledges:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Should you require further clarification of any of the issues raised in this letter, please contact Terrance R. Dolan at (612) 303-4352 (or by fax at (612) 303-4830). As you are aware, the Company has filed a registration statement on Form S-4, effectiveness of which we understand is partially contingent on satisfactory resolution of the matters discussed in this letter. As such, we respectfully request the Staff let us know at its earliest convenience if we can be of any further assistance.
Sincerely,

U.S. Bancorp
By:	/s/ Terrance R. Dolan
Terrance R. Dolan
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer Andrew Cecere, Vice Chairman and Chief Financial Officer Lee R. Mitau, Executive Vice President and General Counsel